PROSPECTUS	Filed pursuant to Rule 424(b)(3) Registration No. 333-206709

7,640,388 Shares of Common Stock

6D GLOBAL TECHNOLOGIES, INC.

We are registering 7,640,388 shares of our common stock, par value $0.00001 per share (the “Common Stock”) for sale by the selling stockholders set forth herein.  Such aggregate number of shares represents the sum of (i) 6,000,000 shares of Common Stock initially issuable upon conversion of the shares of the Series A Preferred Stock,1 (ii) 179,238 shares of Common Stock initially issuable upon exercise of the Warrants, and (iii) 1,461,150 previously issued shares of Common Stock.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares of Common Stock. However, we may receive proceeds in connection with the exercise of the Warrants, if they are exercised for cash. The selling stockholders will sell the shares of Common Stock and Warrants in accordance with the “Plan of Distribution” set forth in this prospectus.  The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of shares of Common Stock and Warrants. We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock and Warrants.

Investing in our securities involves risks. See ‘‘Risk Factors’’ beginning on page 5.

Our Common Stock is traded on The NASDAQ Capital Market under the symbol “SIXD.”  The last reported price of our Common Stock on August 31, 2015, was $2.41 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 21, 2015

1 This amount consists of 2,072,381 shares issuable upon conversion of the Series A Preferred Stock and an additional 3,927,619 shares potentially issuable as payment in kind of dividends thereon.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date of the front cover regardless of the time of delivery of this prospectus or of any sale of shares. Except where the context requires otherwise, in this prospectus, the words “Company,” “6D Global,” “we,” “us” and “our” refer to 6D Global Technologies, Inc., a Delaware corporation.

i

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. It does not contain all of the information that is important to you. We encourage you to carefully read this entire prospectus and the documents to which we refer you. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus.

Our Company

6D Global Technologies, Inc. (“6D Global” or “we”), is a digital business solutions company serving the digital marketing and technology needs of enterprise-class organizations worldwide.  6D Global’s services and products allow customers to create remarkable digital experiences across marketing channels and devices, optimize and measure them, and achieve greater performance, return, and success. Services include web experience with content management, analytics, creative, mobile, marketing management solutions, and IT infrastructure staffing solutions. 6D Global is primarily focused on digital technology solutions and becoming a one stop provider for Chief Marketing Officers. The Company provides digital marketing and digital technology consulting services to leading enterprises during periods of critical change and growth. The Company’s website is http://www.6Dglobal.com/.

Business Strategy

6D Global offers holistic digital marketing solutions for every aspect of its clients’ digital operations from web content management, to ecommerce, to integrated marketing campaigns, and mobile applications. Our business units provide business-to-business digital marketing solutions in the form of professional services and managed services across all industries. 6D Global’s present portfolio of service offerings includes:

6D Web Experience
We help organizations unify, integrate, and personalize their web content management systems (WCMS) to help them drive customer experiences that build brand loyalty, create demand, and increase revenue.

6D Analytics	We deliver data that gives customers a deeper understanding of their customers and how best to reach and convert them.

6D Creative	We increase brand awareness and market share for our customers through creative solutions that are responsive, intuitive and engaging.
6D Mobile	We build extraordinary mobile experiences for customers that tell a unique story and engage with the fast-growing mobile audience.
6D Marketing	We help customers create smarter digital engagements with their customers, increase demand and conversions, and build better brand experiences across all channels.

The above business units contribute to our Digital Marketing Business (Content Management Systems) operating segment, offering our clients professional services for web content management solutions, marketing cloud solutions, mobile applications, analytics, front-end user experience and design, and marketing automation.

IT Infrastructure Staffing	We provide IT infrastructure staffing to support our clients’ needs during times of change, growth, or increased demand on day to day operations.

The above business unit contributes to our IT Staffing operating segment, which provides our clients contract and contract-to-hire IT professional staffing services.

Addressable Market and Clients

6D Global began as an IT consultancy serving the enterprise management systems, or ERP, market – specializing primarily in the market-leading software applications vendor at that time, PeopleSoft.  We have since evolved into new focus areas, particularly since 2012, increasing the breadth of our digital marketing offerings to include other essential marketing technology needs of today’s enterprises.  Each new practice we have launched is in a growing or emerging technology sector.

Our market today includes predominantly mid-sized to Fortune 500 commercial, nonprofit and public sector enterprises across virtually all industries, including, but not limited to, healthcare, consumer, education, government, manufacturing, and high tech.  Because organizations in virtually every sector of the economy perform or need the functions we support, we pursue opportunities across nearly all sectors.

Multi-Faceted Growth Strategy

Our five-year strategy is to significantly expand our client base in each of our present focus areas and markets.  We intend to do this by leveraging our track record of successful engagements to acquire new clients and win repeat projects with our past and current clients.  At the same time, we intend to expand our offerings with new services capabilities and software products that produce significant value for our clients and grow our brand.

Our multi-faceted product growth strategy includes:

•	Developing products in-house and building a multi-year recurring revenue offering
•	Becoming a value-added reseller (VAR) for other companies’ products
•	Acquiring products to own and sell under our brand
•	Acquiring companies or business units along with their synergistic product lines

We believe that software products will become a primary revenue source over time and expect that our growing portfolio of software products will also generate profitable demand for associated maintenance, support, implementation, consulting, and education services that we, and possibly a channel of licensees and VARs, can provide.

We hope to create innovative software products and also acquire rights to, or ownership of, exciting new products developed by other companies.  6D Labs is a new suite of services we have developed to provide clients with services they need by leveraging a wide pool of experienced digital marketing professionals to providing flexible consulting and support.  Support and personnel are provided on an on-demand basis and can be provided for any demand or volume of work.  Unlike traditional project work, where clients may pay for significant overhead and be bound to a rigid contract, 6D Labs can provide clients with simple staff augmentation.  Additionally, 6D Labs can provide digital assessments and digital maturity tests, project management, requirements gathering and business analysis.  6D Labs, center of excellence, is a division within 6D Global, and is not a separate entity or business segment.

6D Global’s operating strategy also entails acquiring compelling and profitable small-to-mid-size agencies with an impressive portfolio, or building its own digital agency by hiring the best talent in disciplines such as web design/web development, search engine marketing, internet advertising, e-business/e-commerce consulting, and specialized advertising and marketing services for the digital space (Internet, kiosks, and lifestyle devices such as iPod, tablets, and mobile devices).

Acquisitions

During the first quarter of 2015, 6D Global acquired Storycode and SwellPath Inc., both of which are highly synergistic to the Company’s current business model and customer expansion plan.  These acquisitions are expected to expand our customer base and enhance our product offerings.

Storycode

On March 4, 2015 6D Global acquired all of the issued and outstanding membership interest of Topaz Interactive, LLC, an Oregon limited liability company doing business as “Storycode” pursuant to a Securities Purchase Agreement of that date.

Storycode provides mobile development and creative design services for medium and large businesses.  Storycode creates mobile applications that feature award-winning UX (user experience) and UI (user interface) design working with leading software platforms like Adobe Digital Publishing Suite (DPS).  Storycode was founded by accomplished entrepreneurs and technology industry executives who have over 45 years of combined experience in creative and digital marketing.  Storycode employees have been integrated within the Company as part of its expanding team of marketing technology experts.

SwellPath

On March 20, 2015 6D Global entered into and consummated a Securities Purchase Agreement to acquire all of the issued and outstanding shares of SwellPath, Inc. (“SwellPath”), an Oregon corporation.

SwellPath is a professional services firm that delivers analytics consulting, search engine optimization and digital advertising services to medium and large scale enterprises across North America.  SwellPath enables clients to align and maximize their digital marketing initiatives by tracking both on and offline marketing campaigns and performing more effective targeting to enhance return on investment.  SwellPath complements the Company’s overall acquisition strategy to provide a full-service digital marketing solutions offering to its clients, particularly in areas where our clients have expressed needs, while leveraging our partnership with Adobe Systems Incorporated to expand its Adobe Analytics offering.

Principal Executive Offices

Our principal executive office is located at 17 State Street, Suite 2550, New York, NY 10004, and our telephone number is (646) 681-2345.

The Offering

Shares of Common Stock being registered hereunder	7,640,388 shares of Common Stock2
Common stock outstanding as of August 27, 2015	78,247,864 shares of Common Stock
Use of Proceeds
We will not receive any of the proceeds from the sale of the shares of Common Stock. We may receive proceeds in connection with the exercise of the Warrants, if exercised for cash. We intend to use any proceeds from the exercise of any of the Warrants for working capital and other general corporate purposes. There is no assurance that any of the Warrants will ever be exercised for cash, if at all.

2 The 7,640,388 shares are comprised of the sum of (i) 6,000,000 shares of Common Stock initially issuable upon conversion of the shares of the Series A Preferred Stock (which amount consists of 2,072,381 shares issuable upon conversion of the Series A Preferred Stock and an additional 3,927,619 shares potentially issuable as payment in kind of dividends thereon), (ii) 179,238 shares of Common Stock initially issuable upon exercise of the Warrants, and (iii) 1,461,150 previously issued shares of Common Stock.

Risk Factors
An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors” beginning on page 5.

The NASDAQ Capital Market Symbol	SIXD

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

The risk factors referred to in this prospectus could materially and adversely affect our business, financial conditions and results of operations and cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, and you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and we do not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. The risks and uncertainties described below are not the only ones we face. New factors emerge from time to time, and it is not possible for us to predict which will arise. There may be additional risks not presently known to us or that we currently believe are immaterial to our business. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. If any such risks occur, our business, operating results, liquidity and financial condition could be materially affected in an adverse manner. Under such circumstances, you may lose all or part of your investment.

The industry and market data contained in this prospectus are based either on our management’s own estimates or, where indicated, independent industry publications, reports by governmental agencies or market research firms or other published independent sources and, in each case, are believed by our management to be reasonable estimates. However, industry and market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. We have not independently verified market and industry data from third-party sources. In addition, consumption patterns and customer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be verifiable or reliable.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this report before making an investment decision with regard to our securities.  The statements contained herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements.  If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In that case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

Risks Related to our Digital Marketing Business (Content Management Systems)

We rely on the availability of licenses to third-party software and other licensed intellectual property.

Many of our products and services utilize software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business.  This exposes us to risks over which we may have little or no control.  For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us or our clients.  Also, it will be necessary in the future to renew licenses, expand the scope of existing licenses, or seek new licenses relating to various aspects of these products and services or otherwise relating to our business, which may result in increased license fees.  These licenses may not be available on acceptable terms, if at all.  The inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, could result in delays in releases of products and services and could otherwise disrupt our business, until equivalent technology can be identified, licensed or developed, if at all, and integrated into our products and services or otherwise in the conduct of our business.  Moreover, the inclusion in our products and services of software or other intellectual property licensed from third parties on a nonexclusive basis may limit our ability to differentiate our products from those of our competitors.  Any of these events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our future performance depends in part on support from independent software vendors, system integrators and other third-party software developers.

We depend on independent software vendors, system integrators and other third-party software vendors to create applications that will integrate with our own products and services.  This presents certain risks to our business, including that:

•
We cannot provide any assurance that these applications meet the same quality standards that we apply to our own development efforts, and to the extent they contain bugs or defects, they may create disruptions in our customers’ use of our software or negatively affect our brand;

•	These independent software vendors, system integrators and third-party software developers may not possess the appropriate intellectual property rights to develop and share their applications; and
•
Some of these independent software vendors, system integrators and third-party software developers may use the insight they gain from using our software and from documentation publicly available to develop competing products or product features.

Many of these risks are not within our control to prevent, and our brand may be damaged if these applications do not perform to our customers’ satisfaction and that dissatisfaction is attributed to us.

The success of our business depends in large part on our ability to develop solutions and service offerings that keep pace with the changes in the markets in which we provide our services.

The professional services markets in which we operate are characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions.  Our future success will depend on our ability to develop solutions and service offerings that keep pace with changes in the markets in which we provide services.  We cannot be sure that we will be successful in developing new services addressing evolving technologies in a timely or cost-effective manner or, if these services are developed, that we will be successful in offering and deploying them in the marketplace.  In addition, we cannot be sure that products, services or technologies developed by others will not render our services non-competitive or obsolete.  Our failure to address the demands of the rapidly evolving technological environment could have a material adverse effect on our business, results of operations and financial condition.  Our ability to remain competitive will also depend on our ability to design and implement, in a timely and cost-effective manner, solutions for clients that both leverage their legacy systems and appropriately utilize newer technologies.  Our ability to implement solutions for our clients incorporating new developments and improvements in technology which translate into productivity improvements for our clients and to develop service offerings that meet current and prospective clients’ needs are critical to our success.

If we do not attract and retain qualified professional staff, we may be unable to adequately perform our client engagements and could be limited in accepting new client engagements.

Our business is labor intensive, and our success depends upon our ability to attract, retain, train and motivate highly skilled employees.  The improvement in demand for marketing and business and technology consulting services has further increased the need for employees with specialized skills or significant experience in marketing, business and technology consulting, particularly at senior levels.  We are expanding our operations, and these expansion efforts will be highly dependent on attracting a sufficient number of highly skilled people.  We may not be successful in attracting enough employees to achieve our expansion or staffing plans.  Furthermore, the industry turnover rates for these types of employees are high, and we may not be successful in retaining, training and motivating the employees we attract.  Any inability to attract, retain, train and motivate employees could impair our ability to manage adequately and complete existing assignments and to bid for or accept new client engagements.  Such inability may also force us to increase our hiring of expensive independent contractors, which may increase our costs and reduce our profitability on client engagements.  We must also devote substantial managerial and financial resources to monitoring and managing our workforce and other resources.  Our future success will depend on our ability to manage the levels and related costs of our workforce and other resources effectively.

Our business, financial condition and results of operations may be materially impacted by economic conditions and related fluctuations in client demand for marketing, business, technology and other consulting services.

The market for our consulting services and the technologies used in our solutions is prone to fluctuation with economic cycles — particularly in the United States, where we earn the majority of our revenues.  During economic cycles in which companies experience financial difficulties or uncertainty, clients and potential clients may cancel or delay spending on marketing, technology and other business initiatives, which could result in reduced demand for our services, assignment cancellations or delays, lower revenues and operating margins resulting from price reduction pressures for our services, and payment and collection issues with our clients.  Our efforts to down-size in a manner intended to mirror downturned economic conditions, could be delayed and costly, and could also result in us having inadequate people resources as economic conditions improve.  Any of these events could materially and adversely impact our business, financial condition and results of operations.

Our profitability will be adversely impacted if we are unable to maintain our pricing and utilization rates as well as control our costs.

Our profitability derives from and is impacted by three primary factors: (i) the prices for our services; (ii) our professionals’ utilization or billable time; and (iii) our costs.  To achieve our desired level of profitability, our utilization must remain at an appropriate rate, and we must contain our costs.  Should we reduce our prices in the future as a result of pricing pressures, or should we be unable to achieve our target utilization rates and costs, our profitability could be adversely impacted.

Our services may infringe the intellectual property rights of third parties, and create liability for us as well as harm our reputation and client relationships.

The services that we offer to clients may infringe the intellectual property (“IP”) rights of third parties and result in legal claims against our clients and us.  These claims may damage our reputation, adversely impact our client relationships and create substantial liability for us.  Moreover, we generally agree in our client contracts to indemnify the clients for expenses or liabilities they incur as a result of third party IP infringement claims associated with our services, and the resolution of these claims, irrespective of whether a court determines that our services infringed another party’s IP rights, may be time-consuming, disruptive to our business and extraordinarily costly.  Finally, in connection with an IP infringement dispute, we may be required to cease using or developing certain IP that we offer to our clients.  These circumstances could adversely impact our ability to generate revenue as well as require us to incur significant expense to develop alternative or modified services for our clients

We may be unable to protect our proprietary methodology.

Our success depends, in part, upon our proprietary methodology.  We rely upon a combination of trade secrets, nondisclosures and other contractual arrangements.  We enter into confidentiality agreements with our employees, contractors, vendors and clients, and limit access to and distribution of our proprietary information.  We cannot be certain that the steps we take in this regard will be adequate to deter misappropriation of our proprietary information.

We are dependent on, and may be adversely impacted by, the performance of third parties on certain complex engagements.

Certain complex engagements may require that we partner with specialized software or systems vendors or other partners to perform services.  Often in these circumstances, we are liable to our clients for the performance of these third parties.  Should the third parties fail to perform timely or satisfactorily, our clients may elect to terminate the engagements or withhold payment until the services have been completed successfully.  Additionally, the timing of our revenue recognition may be affected or we may realize lower profits if we incur additional costs due to delays or because we must assign additional personnel to complete the engagement. Furthermore, our relationships with our clients and our reputation generally may suffer harm as a result of these third parties’ unsatisfactory performance.

We may be liable to our clients for substantial damages caused by our unauthorized disclosures of confidential information, breaches of data security, failure to remedy system failures or other material contract breaches.

We frequently receive or have access to confidential information from our clients, including confidential client data that we use to develop or support solutions.  If any person, including one of our employees, misappropriates client confidential information, or if client confidential information is inappropriately disclosed due to a breach of our computer systems, including an attack by computer programmers or hackers who may develop or deploy viruses, worms, or other malicious software programs, system failures or otherwise, we may have substantial liabilities to our clients or their customers.  Further, any such compromise to our computer systems could disrupt our operations, as well as our clients’ operations.

Further, many of our assignments involve technology applications or systems that are critical to the operations of our clients’ businesses and handle very large volumes of transactions.  If we fail to perform our services correctly, we may be unable to deliver applications or systems to our clients with the promised functionality or within the promised time frame, or to satisfy the required service levels for support and maintenance.  Any such failures by us could result in claims for substantial damages by our clients against us.

We may be liable for breaches of confidentiality or data security, defects in the applications or systems we deliver or other material contract breaches that we may commit during the performance of our services (collectively, “Contract Breaches”).  In certain circumstances, we agree to unlimited liability for Contract Breaches.  Additionally, we cannot be assured that any insurance coverage will be applicable and enforceable in all cases, or sufficient to cover substantial liabilities that we may incur.  Further, we cannot be assured that contractual limitations on liability will be applicable and enforceable in all cases.  Accordingly, even if our insurance coverage or contractual limitations on liability are found to be applicable and enforceable, our liability to our clients for Contract Breaches could be material in amount and could materially and adversely affect our business, financial condition and results of operations.  Moreover, such claims may harm our reputation and cause us to lose clients.

Risks Related to our Temporary Employee Staffing Business (IT Staffing Business)

We face significant employment-related legal risk.

We employ people internally and in the workplaces of other businesses.  Many of these individuals have access to client information systems and confidential information.  An inherent risk of such activity includes possible claims of errors and omissions; intentional misconduct; release, misuse or misappropriation of client intellectual property, confidential information, funds, or other property; cyber security breaches affecting our clients and/or us; discrimination and harassment claims; employment of undocumented aliens; criminal activity; torts; or other claims.  Such claims may result in negative publicity, injunctive relief, criminal investigations and/or charges, civil litigation, payment by us of monetary damages or fines, or other material adverse effects on our business.  To reduce our exposure, we maintain insurance coverage for professional malpractice liability, fidelity, employment practices liability, and general liability in amounts and with deductibles that we believe is appropriate for our operations.  Our insurance coverage, however, may not cover all potential claims against us, may require us to meet a deductible or may not continue to be available to us at a reasonable cost.

In this regard, we face various employment-related risks not covered by insurance, such as wage and hour laws and employment tax responsibility.  U.S. Courts in recent years have been receiving large numbers of wage and hour class action claims alleging misclassification of overtime eligible workers and/or failure to pay overtime-eligible workers for all hours worked.  In addition, there appears to be a heightened state and federal scrutiny of independent contractor relationships, which could adversely affect us given that we utilize a significant number of independent contractors to perform our services.  An adverse determination of the independent contractor status of these firms could result in a substantial tax or other liabilities.

We may be adversely affected by government regulation of the staffing business, and of the workplace.

Our business is subject to regulation and licensing in many states.  There can be no assurance that we will be able to continue to obtain all necessary licenses or approvals or that the cost of compliance will not prove to be material.  If we fail to comply, such failure could materially adversely affect our financial results.

A large part of our business entails employing individuals on a temporary basis and placing such individuals in clients’ workplaces.  Increased government regulation of the workplace or of the employer-employee relationship could have a material adverse effect on us.

Significant legal actions could subject us to substantial uninsured liabilities.

Professional service providers are subject to legal actions alleging malpractice, breach of contract and other legal theories.  These actions may involve large claims and significant defense costs.  We may also be subject to claims alleging violations of federal or state labor laws. In addition, we may be subject to claims related to torts, intentional acts or crimes committed by our full-time employees or temporary staffing personnel.  In some instances, we are contractually obligated to indemnify clients against such risks.  A failure to observe the applicable standard of care, relevant 6D Global or client policies and guidelines, or applicable federal, state, or local laws, rules, and regulations could result in negative publicity, payment of fines, significant damage awards, or settlement expense.  To reduce our exposure, we maintain insurance coverage for professional malpractice liability, fidelity, employment practices liability and general liability, in amounts and with deductibles that we believe are appropriate for our operations.  Our insurance coverage, however, may not cover all claims against us or continue to be available to us at a reasonable cost.

Significant increases in payroll-related costs could adversely affect our business.

We are required to pay a number of federal, state and local payroll and related costs, including unemployment taxes, workers’ compensation and insurance premiums and claims, FICA, and Medicare, among others, related to our employees.  Significant increases in the effective rates of any payroll-related costs would likely have a material adverse effect on us.  Over the last few years, many of the states in which we conduct business have continued to significantly increase their state unemployment tax rates in an effort to increase funding for unemployment benefits.  Costs could also increase as a result of health care reforms or the possible imposition of additional requirements and restrictions related to the placement of personnel.  We may not be able to increase the fees charged to our clients in a timely manner or in a sufficient amount to cover these potential cost increases.

Risks Related to Our Business Generally

Our markets are highly competitive and we may not be able to continue to compete effectively.

The markets for the services we provide are highly competitive, rapidly evolving, and subject to rapid technological change.  We compete principally with large systems consulting and implementation firms, traditional and digital advertising and marketing agencies, offshore consulting and outsourcing companies, and clients’ internal information systems departments.  Other competitors include boutique consulting firms that maintain specialized skills or are geographically focused.  Many of the larger regional and national information technology consulting firms have substantially longer operating histories, more established reputations and potential vendor relationships, greater financial resources, sales and marketing organizations, market penetration, and research and development capabilities, as well as broader product offerings, greater market presence, and name recognition.  We may face increasing competitive pressures from these competitors.  This may place us at a disadvantage to our competitors, which may harm our ability to grow, maintain revenues, or generate net income.

In addition, a significant amount of information technology services are being provided by lower-cost non-domestic resources.  The increased utilization of these resources for U.S.-based projects could result in lower revenues and margins for U.S.-based information technology companies.   Our ability to compete utilizing higher-cost domestic resources and/or our ability to procure comparably priced offshore resources could adversely impact our results of operations and financial condition.

In addition, there are relatively low barriers to entry in these markets.  Therefore, new entrants may compete with us in the future.  For example, due to the rapid changes and volatility in our market, many well-capitalized companies, including some of our partners, that have focused on sectors of the software and services industry that are not competitive with our business may refocus their activities and deploy their resources to be competitive with us.

In recent years, there has been consolidation in our industry and we expect that there will be additional consolidation in the future.  As a result of this consolidation, we expect that we will increasingly compete with larger firms that have broader product offerings and greater financial resources than we have.  We believe that this competition could have a negative effect on our marketing, distribution and reselling relationships, pricing of services and products, and our product development budget and capabilities.  One or more of our competitors may develop and implement methodologies that result in superior productivity and price reductions without adversely affecting their profit margins.  In addition, competitors may win client engagements by significantly discounting their services in exchange for a client’s promise to purchase other goods and services from the competitor, either concurrently or in the future.  These activities may potentially force us to lower our prices and suffer reduced operating margins.  Any of these negative effects could significantly impair our results of operations and financial condition.

If we cannot keep pace with the intense competition in our marketplace, our business, financial condition and results of operations will suffer.

We depend on the proper functioning of our information systems.

We are dependent on the proper functioning of information systems in operating our business.  Critical information systems are used in every aspect of our daily operations, most significantly, in the identification and matching of staffing resources to client assignments and in the customer billing and consultant or vendor payment functions.  Our information systems are vulnerable to fire or casualty theft, technical failures, terrorist acts, cyber security breaches, power loss, telecommunications failures, physical or software intrusions, computer viruses, and similar events.  If our critical information systems fail or are otherwise unavailable, we would have to accomplish these functions manually, which could prove difficult or impossible, causing a material adverse effect on our business.

Also, any theft or misuse of information resulting from a security breach could result in, among other things, loss of significant and/or sensitive information, litigation by affected parties, financial obligations resulting from such theft or misuse, higher insurance premiums, governmental investigations, negative reactions from current and potential future customers (including potential negative financial ramifications under certain customer contract provisions) and poor publicity and any of these could adversely affect our financial results

We may not be able to successfully integrate the operations of businesses that we acquire with our own or realize the anticipated benefits of the acquisitions, which could adversely affect our financial condition, results of operations and business prospects.

As discussed in this prospectus under the heading “Prospectus Summary—Our Company,” part of our business strategy entails acquiring companies or business units along with their synergistic product lines.  This strategy could require significant capital infusions and could involve many risks including, but not limited to, the following:

•	The increased scope and complexity of the acquired company’s operations;
•	The potential loss of key employees and the costs associated to retain key employees;
•	Risks and limitations on our ability to consolidate corporate and administrative infrastructures of the two companies;
•
Difficulty in conforming the acquired company’s financial policies and practices to our policies and practices and in implementing and maintaining adequate internal systems and controls over financial reporting and information systems of the acquired company;

•	Diversion of management’s attention and disruption of ongoing business;
•
Difficulty in combining service and technology offerings and entering into new markets or geographical areas in which we have no or limited direct experience and where our competitors may have stronger market positions;

•	Loss of management, sales, technical or other key personnel;
•	Revenue from the acquired companies not meeting our expectations, and the potential loss of the acquired companies’ customers, distributors, resellers, suppliers, or other partners;
•
Delays or difficulties and the attendant expense in evaluating, coordinating, and combining administrative, sales, research and development and other operations, facilities, and relationships with third parties in accordance with local laws and other obligations while maintaining adequate standards, controls and procedures, including financial controls and controls over information systems;

•	Incurring amortization expense related to intangible assets and recording goodwill and non-amortizable assets that will be subject to impairment testing and possible impairment charges;
•	Dilution of existing stockholders as a result of issuing equity securities, including the assumption of any stock options or other equity awards issued by the acquired company;
•	Overpayment for any acquisition or investment or unanticipated costs or liabilities;
•	Responsibility for the liabilities of the acquired company, including any potential intellectual property infringement claims or other litigation; and
•	Incurring substantial write-offs, restructuring charges, and transactional expenses.

Our failure to manage these risks and challenges could materially harm our business, financial condition, and results of operations. Further, if we do not successfully address these challenges in a timely manner, we may not accomplish the integration of the business of any companies we may acquire smoothly, successfully or within our budgetary expectations and anticipated timetable, and we may not fully realize all of the anticipated benefits or synergies on which the value of a transaction was based.  Future transactions could cause our financial results to differ from expectations of market analysts or investors for any given quarter, which could, in turn, cause a decline in our stock price.

The loss of one or more of our key personnel could harm our business.

Our success depends in large part upon the continued services of a number of key personnel, including our Chief Executive Officer.  The loss of the services of any of our key personnel could have a material adverse effect on our business, financial condition and results of operations.  Our employment arrangements with key personnel provide that employment is terminable at will by either party.  Competition for such personnel is intense.  If our key personnel resign to join a competitor or to form a competing company, the loss of such personnel and any resulting loss of existing or potential clients or employees to any such competitor could have a material adverse effect on our business, financial condition and results of operations.  We cannot be certain that any agreements we require our employees to enter into will be effective in preventing them from engaging in these actions or that courts or other adjudicative entities will substantially enforce these agreements.

We may not be able to recognize revenue in the period in which our services are performed, which may contribute to fluctuations in our revenue and margins.

We provide our services primarily under time-and-materials contracts.  All revenue is recognized pursuant to generally accepted accounting principles in the United States of America (“U.S. GAAP”).  These principles require us to recognize revenue once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured.  If we perform our services prior to the period in which we are able to recognize the associated revenue, our revenue and margins may fluctuate from quarter to quarter.

We have significant fixed operating costs, which may be difficult to adjust in response to unanticipated fluctuations in revenues.

A high percentage of our operating expenses, particularly salary expenses, rent, depreciation expenses and amortization of purchased intangible assets, are fixed in advance of any particular quarter.  As a result, an unanticipated decrease in the number or average size of, or an unanticipated delay in the scheduling for, our assignments, may cause significant variations in operating results in any particular quarter, and could have a material adverse effect on operations for that quarter.

An unanticipated termination or decrease in size or scope of a major assignment, a client’s decision not to proceed with an assignment we anticipated or the completion during a quarter of several major client assignments could require us to maintain underutilized employees and could have a material adverse effect on our business, financial condition and results of operations.  Our revenues and earnings may also fluctuate from quarter to quarter because of such factors as:

•	The contractual terms and timing of completion of assignments, including achievement of certain business results;
•	Any delays incurred in connection with assignments;
•	The adequacy of provisions for losses and bad debts;
•	The accuracy of our estimates of resources required to complete ongoing assignments; and
•	General economic conditions.

We rely on short-term engagements with most of our clients, and our clients may terminate their contracts with short notice.

Most of our customer relationships are not exclusive and most of our contracts may be terminated by our clients with limited advance notice and without significant penalty.  Our customers can reassess their commitments to us at any time in the future and/or develop their own competitive services.  Accordingly, our business agreements with these customers may not reduce the risk inherent in our business that customers may terminate their relationships with us in favor of relationships with our competitors, or for other reasons, or might not meet their contractual obligations to us.  A client’s termination of a contract for our services could result in a loss of expected revenues and additional expenses for staff that were allocated to that client’s assignment.  We may be required to maintain underutilized employees who were assigned to terminated contracts.  The unexpected cancellation or significant reduction in the scope of any of our large assignments, or client termination of one or more recurring revenue contracts, could have a material adverse effect on our business, financial condition and results of operations.

We face certain risks in collecting our trade accounts receivable.

We generate a significant amount of trade accounts receivable from our customers.  Delays or defaults in payments owed to us could have a material adverse effect on our financial condition and results of operations.  Factors that could cause a delay or default include business failures, turmoil in the financial and credit markets, sluggish or recessionary U.S. economic conditions, our exposure to customers in high-risk sectors such as the financial services industry, and declines in the credit worthiness of our customers.

We may not be able to maintain sufficient cash flow or borrowing capacity to support operations, and we cannot be certain that additional financing will be available on reasonable terms when required, or at all.

We may require additional financing from time to time to implement our growth strategy.  Any equity or debt financing, if available at all, may be on terms that are not favorable to us.  Even if we are able to raise capital through equity or debt financings, as to which there can be no assurance, the interest of existing stockholders in our company may be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of our Common Stock or may otherwise materially and adversely affect the holdings or rights of our existing stockholders.  If we cannot obtain adequate capital, we may not be able to fully implement our business strategy, and our business, results of operations and financial condition could be adversely affected.

Risks Related to our Common Stock

Our Chairman of the Board and Chief Executive Officer has significant voting power and may effectively control the outcome of any stockholder vote.

Tejune Kang, current Chairman of the Board of Directors and Chief Executive Officer of 6D Global holds, in the aggregate, approximately 29.7% of the outstanding shares of our common stock as of March 19, 2015.  As a result, Mr. Kang has the ability to substantially influence and, in some cases, may effectively control the outcome of corporate actions requiring stockholder approval, including the election of directors.  This concentration of ownership may also have the effect of delaying or preventing a change in control of 6D Global, even if such a change in control would benefit other investors.

The largest holder of our common stock has significant voting power and may effectively control the outcome of any stockholder vote.

NYGG (Asia), Ltd. holds, in the aggregate, approximately 45.0% of the outstanding shares of our common stock as of March 19, 2015.  As a result, NYGG (Asia) has the ability to substantially influence and, in some cases, may effectively control the outcome of corporate actions requiring stockholder approval, including the election of directors.  This concentration of ownership may also have the effect of delaying or preventing a change in control of 6D Global, even if such a change in control would benefit other investors.

Our stock price may be volatile, which could result in substantial losses for investors.

Our common stock does not have substantial trading volume.  As a result, relatively small trades of our common stock may have a significant impact on the price of our common stock and, therefore, may contribute to the price volatility of our common stock.  Because of the limited trading volume in our common stock and the price volatility of our common stock, stockholders may be unable to sell their shares of common stock when they desire or at the price they desire.  The inability for our stockholders to sell their shares in a declining market because of such illiquidity or at a price they desire may substantially increase their risk of loss.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Common Stock by the selling stockholders. We may receive proceeds from the issuance of shares of our Common Stock upon the exercise of the Warrants, if exercised for cash. We intend to use any proceeds from exercise of the Warrants for working capital and other general corporate purposes.

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the selling stockholders include (i) shares of Common Stock issuable to the selling stockholders upon conversion of the Series A Preferred Stock and exercise of the Warrants and (ii) shares of Common Stock previously issued to the selling stockholders. We are registering the shares of Common Stock in order to permit the selling stockholders to offer the shares for resale from time to time.  The selling stockholders have not had any material relationship with us within the past three years, except for the ownership of the Series A Preferred Stock, the Warrants and the Common Stock and except that Charles Morgan Simpson is the president of Radnor Research & Trading Company, LLC, which acted as the placement agent of a private placement equity offering of the Company that was completed on November 21, 2014.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of Common Stock held by each of the selling stockholders. The second column lists the number of shares of Common Stock beneficially owned by the selling stockholders, based on their respective ownership of shares of Common Stock, Series A Preferred Stock and Warrants as of August 27, 2015, assuming conversion of the Series A Preferred Stock and exercise of the Warrants held by each such selling stockholder on that date.

The third column lists the shares of Common Stock being offered by this prospectus by the selling stockholders and does not take in account any limitations on (i) conversion of the Series A Preferred Stock or issuance of Common Stock or (ii) exercise of the Warrants.

This prospectus generally covers the resale of 7,640,388 shares of Common Stock consisting of (i) 6,000,000 shares of Common Stock initially issuable upon conversion of the shares of the Series A Preferred Stock,3 (ii) 179,238 shares of Common Stock initially issuable upon exercise of the Warrants, and (iii) 1,461,150 previously issued shares of Common Stock, in each case, determined as if the outstanding Series A Preferred Stock and Warrants were converted or exercised (as the case may be) in full (without regard to any limitations on conversion, issuance of Common Stock or exercise) as of the trading day immediately preceding the date this registration statement was initially filed with the SEC.  Because the conversion price of the Series A Preferred Stock and the exercise price of the Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

3 This amount consists of 2,072,381 shares issuable upon conversion of the Series A Preferred Stock and an additional 3,927,619 shares potentially issuable as payment in kind of dividends thereon.

Under the terms of the Series A Preferred Stock, a selling stockholder may not convert the Series A Preferred Stock to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our Common Stock which would exceed 4.99% (which can be increased to 9.99% upon 61 days’ prior written notice to the Company by the holder). The number of shares in the second column reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering(1)(2)	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus(3)(4)	Number of Shares of Common Stock Owned After Offering(2)
			Number	Percent
Discover Growth Fund (5)	6,000,000	6,000,000	0	*
Robert H. Klein Sr.	7,247	7,247	0	*
Alexander Pustylnik	47,102	47,102	0	*
Thomas August Heinrich Gohmann	7,247	7,247	0	*
Udo Baumheier	14,493	14,493	0	*
Christian Giordano	16,426	16,426	0	*
Anna Lotan Ltd (6)	166,667	166,667	0	*
John Jeffrey Hurst	28,986	28,986	0	*
David Dorfmann	47,102	47,102	0	*
Nicolas Matile	47,102	47,102	0	*
Albert Viviani	94,203	94,203	0	*
William Scholander (7)	87,981	87,981	0	*
Charles Herbert Simpson	74,348	74,348	0	*
Qixiang Zhou	30,000	30,000	0	*
Martin Angus Ranch (8)	39,856	39,856	0	*
Alexander Kibrik (9)	26,096	26,096	0	*
Janice Li	28,986	28,986	0	*
Nancy Palmero and Herman Palmero	43,479	43,479	0	*
Brian Squires	21,740	21,740	0	*
Roger Snaith	188,406	188,406	0	*
Mansa Nicome	14,493	14,493	0	*
Alphonso Vanlow	7,247	7,247	0	*
Talman Harris (10)	87,981	87,981	0	*
Thomas Finn and Maureen Finn	17,247	17,247	0	*
Charles Morgan Simpson (11)	49,427	49,427	0	*
Arnold Nicklaus D'Cruz	28,986	28,986	0	*
Daniel Finn	36,232	36,232	0	*
David Gibbs	28,986	28,986	0	*
Eduard Kaziev	29,469	29,469	0	*
Jerry Cahn	10,000	10,000	0	*
Jiahua Wang	170,000	170,000	0	*
Kevin Flood and Regina Flood	10,000	10,000	0	*
Lorraine Olsen	24,155	24,155	0	*
Mark Ghitis	21,740	21,740	0	*
Ross Robbins	39,268	16,908	22,360	*
Ming-Hsuan Sung	21,740	21,740	0	*
Inet Global Ag (12)	48,310	48,310	0	*

(1) Beneficial ownership is determined in accordance with the rules of the SEC. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this prospectus, are deemed outstanding for computing the percentage ownership of the stockholder holding the options or warrants and securities that are currently convertible or convertible within 60 days of the date of this prospectus, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated in the footnotes to this table, we believe stockholders named in the table have sole voting and sole investment power with respect to the shares set forth opposite such stockholder’s name.

(2) Pursuant to the terms of the Series A Preferred Stock, at no time may a holder of Series A Preferred Stock convert or exercise such holder’s Series A Preferred Stock into shares of our Common Stock if the conversion or exercise would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) more than 4.99% of our then issued and outstanding shares of Common Stock; provided, however, that each holder may lower this limitation percentage at any time or increase this limitation percentage to any other percentage not in excess of 9.99% upon 61 days’ prior written notice to the Company. The 4.99% beneficial ownership limitation does not prevent a stockholder from selling some of its holdings and then receiving additional shares. Accordingly, each stockholder could exercise and sell more than 4.99% of our Common Stock without ever at any one time holding more than this limit. The number and percent of shares of our Common Stock to be held by the selling stockholders after the offering of the resale securities, assumes all of the resale securities are sold by the selling stockholders and that the selling stockholders do not acquire any other shares of our Common Stock prior to their assumed sale of all of the resale shares.

(3) Includes the maximum number of shares of Common Stock that each selling stockholder may sell, regardless of the 4.99% beneficial ownership limitation, more fully explained in footnote 2.

(4) Includes (i) shares of Common Stock that may be issued from time to time after the date of this prospectus upon conversion of the Series A Preferred Stock (including shares issuable upon conversion of the Series A Preferred Stock and additional shares potentially issuable as payment in kind of dividends thereon), (ii) shares of Common Stock that may be issued from time to time after the date of this prospectus upon exercise of the Warrants, and (iii) previously issued shares of Common Stock.

(5) Includes shares of Common Stock that may be issued upon conversion of the Series A Preferred Stock. The amount consists of 2,072,381 shares issuable upon conversion of the Series A Preferred Stock and an additional 3,927,619 shares potentially issuable as payment in kind of dividends thereon.

(6) Oded Lotan shares voting and investment control over these shares.

(7) Includes 76,571 shares of Common Stock that may be issued upon exercise of the Warrants and 11,410 previously issued shares of Common Stock.

(8) Randy Martin shares voting and investment control over these shares.

(9) Includes 26,096 shares of Common Stock that may be issued upon exercise of the Warrants.

(10) Includes 76,571 shares of Common Stock that may be issued upon exercise of the Warrants and 11,410 previously issued shares of Common Stock.

(11) This selling stockholder is an affiliate of a broker-dealer.  The stockholder purchased the shares in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the shares. The stockholder is the president of Radnor Research & Trading Company, LLC, which acted as the placement agent of a private placement equity offering of the Company that was completed on November 21, 2014.

(12) Vaibhav Abhyankar shares voting and investment control over these shares.

*  Less than 1%.

PLAN OF DISTRIBUTION

We are registering 7,640,388 shares of Common Stock, including (i) 6,000,000 shares of Common Stock initially issuable upon conversion of the shares of the Series A Preferred Stock,4 (ii) 179,238 shares of Common Stock initially issuable upon exercise of the Warrants, and (iii) 1,461,150 previously issued shares of Common Stock, in each case to permit the resale of these shares of Common Stock by the selling stockholders from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock.  We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of Common Stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	On any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	In the over-the-counter market;

•	In transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	Through the writing of options, whether such options are listed on an options exchange or otherwise;

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	Privately negotiated transactions;

•	Short sales;

•	Sales pursuant to Rule 144;

•	Broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	A combination of any such methods of sale; and

•	Any other method permitted pursuant to applicable law.

4 This amount consists of 2,072,381 shares issuable upon conversion of the Series A Preferred Stock and an additional 3,927,619 shares potentially issuable as payment in kind of dividends thereon.

If the selling stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of Common Stock, Series A Redeemable Convertible Preferred Stock or Warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock.  All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock under the registration statement, estimated to be $65,255.05 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution.  We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

K&L Gates LLP will pass upon the validity of the securities being offered hereby.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2014, and for the year then ended, have been so incorporated by reference herein in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of the Company as of December 31, 2013, and for the year then ended, have been so incorporated by reference herein in reliance on the report of Li and Company, PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means:

•	Incorporated documents are considered part of the prospectus;

•	We can disclose important information to you by referring you to those documents; and

•	Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and incorporated filings.

We incorporate by reference the documents listed below that we filed with the SEC under the Exchange Act:

•	Our Annual Report on Form 10-K for the year ended December 31, 2014, as filed on March 30, 2015 and amended on March 31, 2015;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015;

•	Our Current Reports on Form 8-K filed on August 13, 2015, July 14, 2015, June 9, 2015, March 23, 2015 (as amended on June 5, 2015), and March 5, 2015 (as amended on May 20, 2015);

•	Our Proxy Statement on Schedule 14A filed on April 30, 2015;
•	Our Information Statement on Schedule 14C filed on February 5, 2015; and

•
 The description of our Common Stock contained in the registration statement on Form S-1 (Registration No. 333-168385) filed with the SEC on July 29, 2010, and all amendments and reports filed for the purpose of updating that description.

We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of the initial filing of this registration statement, of which this prospectus forms a part, prior to the effectiveness of this registration statement and (2) after the date of this prospectus until the offering of the securities terminates. We will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K after the date of this prospectus unless, and except to the extent, specified in such current reports.

We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following address and telephone number:

6D Global Technologies, Inc.
17 State Street, Suite 2550
New York, NY 10004
(646) 681-2345

Any statement contained or incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated herein by reference, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified by reference to the actual document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of Common Stock and Warrants offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith.

A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

You should rely only on the information contained in this document. We have not authorized anyone to give any information that is different. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the cover, but the information may change in the future.

7,640,388 Shares of Common Stock

6D GLOBAL TECHNOLOGIES, INC.

PROSPECTUS

September 21, 2015